FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



Teva Pharmaceutical Industries Ltd.　　　　Web Site: <u>www.tevapharm.com</u>

	Contact:	Dan Suesskind
		Chief Financial Officer
		Teva Pharmaceutical Industries Ltd.
		(011) 972-2-589-2840
		George Barrett
		President and CEO
		Teva North America
FOR IMMEDIATE RELEASE		(215) 591-3030
		Dorit Meltzer
		Director, Investor Relations
		Teva Pharmaceutical Industries Ltd.
		(011) 972-3-926-7554

TEVA ANNOUNCES APPROVAL OF CLARITHROMYCIN TABLETS USP, 250 MG AND 500 MG

Jerusalem, Israel, June 1, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's ANDA for Clarithromycin Tablets USP, 250 mg and 500 mg. A launch date has not yet been determined.

Teva's Clarithromycin Tablets are the AB-rated generic equivalent of Abbott's antibiotic Biaxin® Tablets.

The brand product has annual sales of approximately $204 million.

Teva is currently involved in patent litigation with Abbott concerning this product.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
           Name: Dan Suesskind
           Title: Chief Financial Officer

Date: June 1, 2005